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                           April 5, 2021

       Barry Levenson
       Chief Executive Officer
       LK Secured Lending Reg A Fund, LLC
       662 N. Sepulveda Blvd., Suite 300
       Los Angeles, CA 90049

                                                        Re: LK Secured Lending
Reg A Fund, LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 24,
2021
                                                            File No. 024-11395

       Dear Mr. Levenson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A/A filed March 24, 2021

       Index to Exhibits
       Exhibit 12.1 Auditor's Consent, page 62

   1. Please provide an updated consent from your independent accountant in your next amendment. Refer to
section 11(a) in Item 17 of Form 1-A for guidance.
 Barry Levenson
FirstName
LK SecuredLastNameBarry
             Lending Reg ALevenson
                           Fund, LLC
Comapany
April       NameLK Secured Lending Reg A Fund, LLC
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.
Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance